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PATRIA INVESTMENTS LIMITED

Proxy for Annual General Meeting of Shareholders on June 29, 2022

Solicited on Behalf of the Board of Directors

I/We____

Please Print Name(s)

of____

Please Print Address(es)

being (a) shareholder(s) of the Company hereby appoint

____________________________________of____

or failing him/her

____________________________________of____

or failing him/her the duly appointed chairman of the Meeting (the "Chairman"), with full power of substitution and power to act alone, as proxies to vote all the Common Shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of Patria Investments Limited (the "Company"), to be held on June 29, 2022 at 10:00 a.m. (Cayman Islands Time) at the offices of Patria Finance Limited located at 18 Forum Lane, Camana Bay, 3rd Floor, Grand Cayman, Cayman Islands, KY1-9006, and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

PATRIA INVESTMENTS LIMITED

June 29, 2022

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, proxy statement and proxy card are available at https://ir.patria.com/financials-filings/sec-filings

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030300000000001000 7 062922

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Notice is hereby given that an Annual General Meeting of Shareholders of the Company (the "AGM") will be held at the offices of Patria Finance Limited located at 18 Forum Lane, Camana Bay, 3rd Floor, Grand Cayman, Cayman Islands, KY1-9006 on June 29, 2022 at 10:00 a.m. (Cayman Islands Time).

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed personalized proxy card attached to this Notice in the enclosed, preaddressed envelope provided for that purpose so that your vote is received before 11:59 PM (Eastern Time) the day before the meeting.

EMAIL - proxy@astfinancial.com

FAX - 718-765-8730

	FOR	AGAINST	ABSTAIN
1. **RESOLVED**, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2021, which have been made available to the Shareholders for the purpose of the AGM be approved and ratified.	☐	☐	☐
2. **RESOLVED**, as an ordinary resolution, that the appointment of Jennifer Anne Collins and Glen George Wigney as independent directors of the Company be approved.	☐	☐	☐

If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

PATRIA INVESTMENTS LIMITED

June 29, 2022

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

VIRTUALLY AT THE MEETING - The Company will be hosting the meeting live via the Internet. To attend the meeting via the Internet, please visit https://web.lumiagm.com/266439015 (password: Patria2022) and be sure to have your control number available.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy materials, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, proxy statement and proxy card
are available at https://ir.patria.com/financials-filings/sec-filings

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00030300000000001000 7 062922

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Notice is hereby given that an Annual General Meeting of Shareholders of the Company (the "AGM") will be held at the offices of Patria Finance Limited located at 18 Forum Lane, Camana Bay, 3rd Floor, Grand Cayman, Cayman Islands, KY1-9006 on June 29, 2022 at 10:00 a.m. (Cayman Islands Time).

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed personalized proxy card attached to this Notice in the enclosed, preaddressed envelope provided for that purpose so that your vote is received before 11:59 PM (Eastern Time) the day before the meeting.

EMAIL - proxy@astfinancial.com

FAX - 718-765-8730

	FOR	AGAINST	ABSTAIN
1. **RESOLVED**, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2021, which have been made available to the Shareholders for the purpose of the AGM be approved and ratified.	☐	☐	☐
2. **RESOLVED**, as an ordinary resolution, that the appointment of Jennifer Anne Collins and Glen George Wigney as independent directors of the Company be approved.	☐	☐	☐

If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.